January 12, 2026

Sergio P. Ermotti
Chief Executive Officer
UBS Group AG
Bahnhofstrasse 45
8001 Zurich, Switzerland

        Re: UBS Group AG
            Draft Registration Statement on Form F-3
            Submitted January 7, 2026
            CIK No. 0001610520
Dear Sergio P. Ermotti:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya Aldave at 202-551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   John Horsfield-Bardbury, Esq.